January 22, 2014

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Rockwood Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 25, 2013

Response dated December 13, 2013

File No. 1-32609

Dear Mr. O’Brien:

Rockwood Holdings, Inc. (the “Company,” “we” or “our”) is providing the following responses to the comments contained in the comment letter of the Staff of the Commission dated December 23, 2013.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

Form 10-K for Fiscal Year Ended December 31,2012

Item 1. Business, page 3

Raw Materials, page 17

1.              We note your response to comment 3 in which you state that your primary business is the marketing and sales of lithium products and that you are not engaged in significant mining operations. We re-issue comment 3. Your responses to comment 2 indicate your mining operations/processing operations are material and disclosure requirements for industrial minerals under Industry Guide 7 are applicable. We also note numerous mining operations worldwide, including your competitor’s, process brines from the groundwater/lakewater by pumping the brine to evaporation ponds for concentration and further processing. Products extracted in this manner include iodine, lithium, potash, salt, and numerous other industrial minerals. These minerals may then undergo additional processing before a salable product is produced, as a result our definition of mining/processing operations/facilities may also include all the later-stage value-added processing facilities in vertically integrated company until the point of significant external sales is achieved. We also note that U.S. Geologic Survey receives its reserve information from the Silver Peak operation in Nevada, but those

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reserves have not changed since 1999 despite continued production at the mine site. We also note your description of the assumed Chilean reserves does not meet the definition of a proven and/or probable reserve under Industry Guide 7. In future filings please briefly describe the basis for your mineral rights and provide brief description of each of your mining/processing facilities. Unless you have information to the contrary, please include a statement with that you do not have an estimate of your proven and/or probable reserves that complies with Industry Guide 7, but state the duration (number of years) management believes your property could support the current levels of production and state these production levels.

In response to the Staff’s comment, we respectfully note that we do not believe that as of December 31, 2012, we engaged in significant mining operations. However, due to recent changes in our operations in 2013, including certain divestitures and our planned acquisition of Talison (as described below), we respectfully advise the Staff that we will include the following disclosure (with necessary revisions, if any) in the “Business” section of our future Annual Reports on Form 10-K:

“Our Lithium Segment

Currently our Lithium segment obtains lithium brine which we use to produce our lithium products through evaporation in the Salar de Atacama, Chile and Silver Peak, Nevada. In the future, as described below, we expect that our Lithium segment will also obtain lithium from a lithium mine in Australia.

Description of the Salar de Atacama, Chile and Silver Peak, Nevada

Our mineral rights with respect to the Salar de Atacama in Chile consist exclusively of our right to extract lithium brine pursuant to a long-term contract with the Chilean government, originally entered into in January 1975 by one of our predecessors and subsequently amended and restated. Our contract with the Chilean government will remain in effect until the date on which we have produced and sold 200,000 metric tons of lithium in any of its forms from the Salar de Atacama. As of December 31, 2012, the remaining amount of lithium we were permitted to sell under the contract equaled approximately 129,000 metric tons of total lithium. The size of the area at the Salar de Atacama covered by our claims is approximately 16,700 hectares. We currently own the land on which we operate our extracting facility at the Salar de Atacama and our processing facility in La Negra. However, the ownership of the land at the Salar de Atacama will revert to the Chilean government once we have sold all remaining amounts of lithium under our contract with the Chilean government (the ownership of the land and fixed assets in La Negra will remain unchanged). In connection with our operations at the Salar de Atacama, we have been granted a permit to pump specified amounts of water. We have also been granted a permit to use the public roads to access the Salar de Atacama and, together with other companies that operate in the region, contribute financially to maintain such roads.

The Salar de Atacama is a salt flat, the largest in Chile, located in the Atacama desert in northern Chile, which is the driest place on the planet and thus has an extremely high annual rate of evaporation and extremely low annual rainfall. Our extraction through evaporation process works as follows: snow in the Andes Mountains melts and flows underground into underground pools of water containing brine, which generally have high concentrations of lithium. We then pump the water containing brine above ground through a series of pumps and wells into a network of large evaporation ponds. Over the course of approximately eighteen months, the desert sun evaporates the water causing other salts to precipitate, leaving behind concentrated lithium brine. If weather conditions are not favorable, the evaporation process may be prolonged. After we obtain the lithium brine, we process the lithium brine extracted from the Salar de Atacama into lithium carbonate and lithium chloride at a plant in nearby La Negra, Chile.

Our mineral rights in Silver Peak, Nevada consist exclusively of our right to extract lithium brine pursuant to a settlement agreement with the U.S. government, originally entered into in June 1991 by one of our predecessors.  Pursuant to this agreement, we have rights to all of the lithium that we can remove economically. We or our predecessors have been operating at the Silver Peak site since 1966. Our Silver Peak site covers a surface of approximately 15,301 acres, 10,826 acres of which we own through a subsidiary. The remaining acres are owned by the U.S. government from whom we lease the land pursuant to a lease agreement which is renewed annually. In connection with our operations at Silver Peak, we have been granted by the U.S. government rights to pump water in the Clayton Wash Basin area.

We extract lithium brine through the same evaporation process we use in the Salar de Atacama and the evaporation process at Silver Peak takes substantially the same time as at the Salar de Atacama. We process the lithium brine extracted from our Silver Peak site into lithium carbonate at our plant in Silver Peak. However, our extraction process at Silver Peak involves different considerations from our operations in Chile because there is more variability in conditions, and future extraction depends upon factors such as weather, flow rate of water, hydrology of the Clayton Basin, lithium concentrations in the water and recoverable yield.

Lithium Reserves at the Salar de Atacama, Chile and Silver Peak, Nevada

We do not have an estimate of the proven and/or probable lithium reserves at the Salar de Atacama in Chile. Instead, we rely on the reserve information published by the U.S. Geological Survey, which is approximately 7.5 million metric tons of lithium for all of Chile. Based on this survey, given that the only running lithium operations in Chile are at the Salar de Atacama, we believe the reserve number reflects the total estimated lithium reserve in the Salar de Atacama. Furthermore, based on the area of our claims pursuant to our lithium brine contract with the Chilean government, we estimate the reserves covered by our claims at the Salar de Atacama would be approximately 1.2 million metric tons of lithium. This reserve number is significantly in excess of approximately 129,000 metric tons of lithium that we are permitted to extract at the Salar de Atacama pursuant to our contract.

We do not have an estimate of the proven and/or probable lithium reserves at our site in Silver Peak, Nevada that complies with Industry Guide 7.  The U.S. Geological Survey has published reserve information which shows approximately 38,000 metric tons of lithium for all of the United States(1). Given that the only running lithium operations in the United States are at Silver Peak, Nevada, we believe the reserve number reflects the total estimated lithium reserve at Silver Peak. Our own reserve estimate at Silver Peak is substantially similar to the reserve number published by the U.S. Geological Survey (approximately 35,000 metric tons).  Our own reserve estimate is determined based principally on a depletion study conducted by a third party in January 2011. Our own reserve estimate is based upon assumptions about the weather, flow rate of water, hydrology of the Clayton Basin, lithium concentrations in the water and recoverable yield as well as the price of lithium, which impacts whether it is economical to recover the lithium based upon the above factors. There can be no assurance that we will be able to extract all of the estimated reserves.

Lithium Carbonate Production Capacity at the Salar de Atacama, Chile and Silver Peak, Nevada

The lithium industry typically measures lithium and lithium compounds in terms of lithium carbonate or lithium carbonate equivalents and as a result, we believe lithium carbonate is the most meaningful measure to reflect our production and capacity.  In addition, lithium carbonate is the basis for all further later stage processing.  During the fiscal year ended December 31, 2012, we produced approximately 22,000 metric tons of lithium carbonate at our La Negra facility. Based on our 2012 production levels, we believe that the amount of lithium brine we extract from the Salar de Atacama pursuant to our contract with the Chilean government could support the current levels of lithium production for approximately 25 years. Assuming certain operating conditions are satisfied, our annual lithium carbonate production capacity is estimated to be approximately 27,000 metric tons at our La Negra facility.

During the fiscal year ended December 31, 2012, we produced approximately 4,000 metric tons of lithium carbonate at our Silver Peak facility. Based on our 2012 production levels, we believe that the amount of lithium brine we can economically extract from our Silver Peak, Nevada site pursuant to our contract with the U.S. government could support the current levels of lithium carbonate production for approximately 21 years. Assuming certain operating conditions are satisfied, our annual lithium carbonate production capacity is estimated to be approximately 6,000 metric tons at our Silver Peak facility. However, no assurance can be given that the indicated levels of production of lithium carbonate at either Silver Peak or La Negra will be realized.

Production Facilities

We extract lithium through solar evaporation of our ponds at the Salar de Atacama, Chile and Silver Peak, Nevada. In addition, we use fuel gases and electricity as our source of power at the Salar de Atacama, La Negra and Silver Peak facilities. From time to time, we experience interruptions in the supply of electricity to our Silver Peak facilities, but we do not believe these interruptions materially impact our operations.

(1)  The reserve data is as provided by the U.S. Geological Survey (most recently updated in January 2013). We do not know how the U.S. Geological Survey calculates the reserve information and cannot confirm the accuracy of such data. Our involvement is limited to our providing  the U.S. Geological Survey with our annual production information.

As of December 31, 2012, the combined net asset value (which equals the historical cost less accumulated depreciation and amortization) of our extracting facility at the Salar de Atacama and our processing facility in La Negra, Chile was approximately $177 million(2) and the net asset value of our extracting and processing facility in Silver Peak, Nevada was approximately $11 million(3).

Subsequently, in other locations in the United States, Germany, Taiwan and India, we further process the lithium carbonate and lithium chloride into lithium hydroxide, organo-metallics and special salts, depending on the specific product. Specifically, we use lithium carbonate to produce: (i) technical and battery grade lithium hydroxide, including high-purity lithium hydroxide for advanced transportation batteries, at our Kings Mountain facility in North Carolina, which is a state-of-the-art lithium hydroxide plant that commenced production in August 2012; (ii) butyllithium and specialty products at our facility in New Johnsonville, Tennessee; (iii) butyllithium, lithium chloride, specialty products, lithium-hydrides, cesium and special metals at our facility in Langelsheim in Germany; (iv) butyllithium at our facility in Taichung in Taiwan; and (v) butyllithium at our facility in Gujarat, India. In addition, we use third party processors to produce lithium metal from lithium chloride, which we then process into other specialty products at our facilities.

In total, our Lithium segment operates a total of seven plants in five countries. With the exception of the Gujarat property in India, we own all of these facilities. In addition, in the first quarter of 2012, we began construction of a new 20,000 metric ton lithium carbonate plant at our La Negra, Chile facility. We expect the plant to be completed in 2014.  We consider the condition of our plants and equipment to be suitable and adequate for the businesses we conduct, and we maintain our plants and equipment regularly.

Lithium Extraction By-Products: Potash and Bischofite

In addition, we extract a precursor of potash and bischofite as a by-product of our lithium extraction activities at our facilities at the Salar de Atacama, Chile and Silver Peak, Nevada, but we produce potash and bischofite only at the Salar de Atacama. Pursuant to our contract with the Chilean government, we are required to make an annual royalty payment to the Chilean government in an amount equal to 3% of sales for any potash sold from the Salar de Atacama. During the fiscal year ended December 31, 2012, we produced approximately 163,000 dry metric tons of potash and approximately 350,000 metric tons of bischofite at the Salar de Atacama. During the year ended December 31, 2012, we paid royalties of approximately $1.5 million related to our potash sales. The annual capacity of the potash plant at the Salar de Atacama is approximately 170,000 dry

(2)  The combined net asset value of our facilities at the Salar de Atacama and in La Negra, Chile included in this response letter ($177 million) is different from the combined asset value for the same facilities previously provided in our response dated December 13, 2013 ($527 million) as the net asset value included in this letter excludes cash, prepaids, account receivables, VAT receivables and inventory.

(3)  The net asset value of our facilities in Silver Peak, Nevada included in this response letter is different from the amount that was included in the combined asset value for the facilities in Silver Peak, Nevada and Kings Mountain, North Carolina provided in our response letter dated December 13, 2013 as the net asset value of our Silver Peak facilities included in this letter excludes cash, prepaids, account receivables, VAT receivables and inventory.

 metric tons. Our annual bischofite production capacity is determined principally by our pumping rate during such year. The sale of bischofite is not material to our results of operations.

Talison

As noted above, we expect that in the future we will also obtain lithium from Australia. Specifically, on December 2, 2013, we announced an agreement with Tianqi Group HK Co., Limited, a wholly-owned subsidiary of Chengdu Tianqi Group Co., Ltd., to acquire a 49% interest in Windfield Holdings Pty Ltd, which directly owns 100% of the equity of Talison Lithium Pty Ltd, a company incorporated in Australia (“Talison”). Talison, through its wholly-owned subsidiaries, owns and operates a lithium mine in Greenbushes, Western Australia and mines lithium ore, which is then milled and processed to separate lithium concentrate from the rest of the ore. Talison currently sells the lithium concentrate to third parties who further process the concentrate into lithium carbonate and lithium chloride.

The acquisition is currently expected to close in the first quarter of 2014, subject to receipt of the regulatory approvals. We cannot assure that this acquisition will close in a timely manner or at all.

Upon completion of the acquisition, we plan on entering into a lithium concentrate distribution agreement with Talison Lithium Australia Pty Ltd (“Talison Australia”), a subsidiary of Talison. Pursuant to such distribution agreement, we will have an exclusive distribution right for a period of at least 20 years for technical grade lithium concentrate produced by Talison Australia on a worldwide basis excluding China. In addition, we will enter into a chemical grade lithium concentrate off-take agreement with Talison Australia pursuant to which we will be entitled up to 50% of Talison Australia’s production of chemical grade lithium concentrate also for at least 20 years.

According to the National Instrument 43-101 Technical Report, titled “Greenbushes Lithium Operations, Located in Western Australia- Australia,” dated December 21, 2012, prepared by certain “qualified persons” (as such term is defined under National Instrument 43-101), which is publicly available, the Talison mine has approximately 61.5 million metric tons of proven and probable reserves of spodumene (a lithium-bearing mineral), with an average grade of 2.8% lithium oxide. Using these figures, the lithium reserves of the Talison mine are estimated to be approximately 800,000 metric tons of lithium or approximately 4.3 million metric tons of lithium carbonate equivalents.”

2.              We note your response to comment 4 in which you supplementally provided your production and installed plant capacity information for your mining facilities, but you do not intend to disclose your plant capacity and resulting capacity utilization information as this may do competitive harm to your company. Please explain exactly how this plant capacity utilization information would benefit your competition in detail, especially since your competitors’ provide this same information in their public filings.

In response to the Staff’s comment, we respectfully note that the annual production and plant capacity disclosure is included in our response to comment 1 above.

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Rockwood Holdings, Inc. acknowledges that:

•                  Such company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Such company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss these matters further if you so desire.  Please feel free to contact me at 609-734-6403.

Sincerely,

/s/ Robert J. Zatta
Robert J. Zatta
Senior Vice President and Chief Financial Officer